The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN BUDGET UPDATE 12-13

KEEPING THE SASKATCHEWAN ADVANTAGE
1ST QUARTER FINANCIAL REPORT

1st Quarter Financial Report Government of Saskatchewan August 3, 2012

2012-13 1st Quarter Financial Report General Revenue Fund Update

INTRODUCTION

The first quarter financial report continues to deliver a balanced budget in 2012-13.

Notwithstanding a weak global recovery, private sector forecasters continue to be optimistic about Saskatchewan and view it as having one of the best performing economies in all of Canada this year and next.  The private sector growth forecast for 2012 is currently 3.0 per cent, similar to what it was earlier this year.  On July 26, 2012, Moody’s Investors Service changed the outlook on Saskatchewan’s credit rating to Aa1 (positive) from Aa1 (stable).

Though Saskatchewan is not immune to what is happening around the world, private sector forecasters’ optimism in Saskatchewan is supported by a relatively strong performance through the first part of 2012.

Many of the investment indicators are up substantially so far, relative to last year.

●	Investment in new dwellings is up 23.9 per cent.

●	The number of housing starts is up 38.5 per cent.

●	Non-residential building construction is up 16.9 per cent.

●	The value of building permits is up 32.7 per cent.

Job growth this year has been stronger-than-expected.  Total employment averaged 531,900 in the first six months, up 8,283 from the same period last year, while the unemployment rate remained one of the lowest in Canada.

A strong labour market has helped to grow the province’s population.  Between April 1, 2011 and April 1, 2012, Saskatchewan’s population increased by 19,642 persons, the largest population gain ever recorded since Statistics Canada has tracked quarterly population data.

In addition, net international migration in the first quarter of 2012 tied the third quarter of 2011 for the best quarter ever since Statistics Canada has tracked quarterly population data.

Real GDP growth forecasts for Saskatchewan, per cent change
	2011	2012	2013
Ministry of Finance, at budget	3.6	2.8	2.6
Private sector, at budget	3.8	3.1	3.3
Private sector, latest	4.6	3.0	3.0

2012-13 1st Quarter Financial Report | GRF Update    1

A weak global economic recovery has fuelled volatility in financial and commodity markets, reducing oil prices.  Overall, revenue is forecast to be down $113.2 million from budget, largely due to reduced projections of revenue from oil and Crown land sales.

Expenses have been managed effectively through the first quarter of 2012-13, and this is expected to continue through the remainder of the fiscal year.

Overall:

●	the budget remains balanced;

●	there is $714.2 million in the GFSF; and,

●	government general public debt remains at the March 31, 2012 level of $3.8 billion.

2    2012-13 1st Quarter Financial Report | GRF Update

FINANCIAL OVERVIEW

The 2012-13 first quarter report shows:

●	revenue is down $113.2 million or 1.0 per cent from budget; and,

●	expense is down $30.0 million or 0.3 per cent from budget.

The resulting pre-transfer surplus is $11.8 million.

2012-13 GRF 1st Quarter Financial Overview
	Budget	1st Quarter	Change from
	Estimate	Forecast	Budget
	(millions of dollars)
Revenue	11,290.9	11,177.7	(113.2)
Expense	11,195.9	11,165.9	(30.0)
Pre-Transfer Surplus	95.0	11.8	(83.2)
Transfer (to) GFSF	(47.5)	(5.9)	41.6
Transfer from GFSF	-	-	-
Net Transfer from (to) GFSF	(47.5)	(5.9)	41.6
GRF Surplus	47.5	5.9	(41.6)

GFSF Opening Balance *	708.9	708.3	(0.6)
Net Transfer from (to) GRF	47.5	5.9	(41.6)
GFSF Balance	756.4	714.2	(42.2)

Government General Public Debt **	3,807.6	3,807.6	-
* 1st Quarter Forecast of 2012-13 opening balance has been adjusted to reflect 2011-12 actual transfers to the GFSF. ** Budget Estimate figure has been adjusted to reflect the 2011-12 actual level.

A $714.2 million balance remains in the Growth and Financial Security Fund (GFSF) after a $5.9 million transfer from the GRF.

Government general public debt is forecast to be $3.8 billion at the end of 2012-13, unchanged from the 2011-12 actual.

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REVENUE UPDATE

At the first quarter, GRF revenue is forecast to decrease $113.2 million from budget.

The decline is due to a lower forecast for non-renewable resource revenue, partially offset by higher forecasts for tax revenue, Saskatchewan Liquor and Gaming Authority (SLGA) net income and federal transfers.

Revenue Reconciliation
(millions of dollars)

Budget Estimate	$11,290.9
First Quarter Changes
Own-Source Revenue
Corporation Income Tax	+ 81.1
SLGA	+ 19.4
Oil	- 159.0
Crown Land Sales	- 92.2
Other net changes	+ 20.5
Own-Source Change	- 130.2

Federal Transfers	+ 17.0
Total Change	- 113.2

1st Quarter Forecast	$11,177.7

Taxation revenue is forecast to increase $96.2 million from budget.

●	Corporation Income Tax revenue is forecast to be $81.1 million higher due to accelerated installment payments from the federal government in the 2012-13 fiscal year.

●	In addition, strong economic growth has resulted in a $15.1 million increase in the Other Taxes category, primarily Insurance Premiums Tax and Corporation Capital Tax.

Non-renewable resource revenue is forecast to decrease $245.8 million.

●
Crown land sales revenue is forecast to decrease by $92.2 million, reflecting lower-than-expected sales in April and June and a reduced outlook for the remainder of the year as industry focuses its capital towards drilling.

●
Oil is forecast to decrease by $159.0 million, primarily due to a lower average West Texas Intermediate (WTI) oil price forecast and a wider light-heavy differential, partially offset by a lower average exchange rate forecast.

The average 2012-13 WTI oil price is now forecast at US$90.77 per barrel, down from the budget assumption of US$100.50.  The light-heavy differential has increased from 15.0 per cent at budget to 17.0 per cent at first quarter.

These negative factors are partially offset by a reduced forecast for the value of the Canadian dollar. The average exchange rate forecast is 98.05 US cents at first quarter, down from the budget estimate of 100.00 US cents.

  4    2012-13 1st Quarter Financial Report | GRF Update

●
Other changes in non-renewable resources amount to a $5.4 million increase from budget.  Natural gas revenue is forecast to be $5.4 million lower than budget, primarily due to a lower price forecast, but this is more than offset by a $10.8 million increase in other non-renewable resources, primarily uranium.

Transfers from Crown Entities are $19.4 million higher at first quarter due to an increase in the SLGA net income forecast.   The increase is almost entirely due to an improved outlook in the Authority’s retail liquor segment.

Transfers from the Government of Canada are forecast to increase by $17.0 million due to an increase in anticipated federal funding related to Provincial Disaster Assistance Program costs.

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EXPENSE UPDATE

At first quarter, GRF expense is forecast to decrease $30.0 million from budget.

Expense Reconciliation
(millions of dollars)

Budget Estimate	$11,195.9
First Quarter Changes
Government Relations	+ 20.0
Parks, Culture and Sport	+ 5.0
Expense Management	- 55.0
Total Change	- 30.0

1st Quarter Forecast	$11,165.9

Expense is forecast to increase in two areas.

●
Government Relations is up $20.0 million from budget for the Provincial Disaster Assistance Program as a result of higher-than-anticipated claims and payments for 2010 and 2011 damages.  This pressure is largely offset by a $17.0 million increase in GRF revenue as a result of federal disaster assistance funding.

●	Parks, Culture and Sport is up $5.0 million from budget due to funding to be provided to the City of Regina for the replacement of Mosaic Stadium.

Expense management is expected to continue through the remainder of 2012-13.

  6    2012-13 1st Quarter Financial Report | GRF Update

DEBT UPDATE

The GRF borrows for government and Crown corporations.  Public debt is composed of gross debt less sinking funds.

Government general public debt at March 31, 2013 is currently forecast to be $3.8 billion, unchanged from March 31, 2012 and $2.6 million lower than the budgeted amount.

Crown corporations are responsible for the principal and interest payments on their debt.  Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general public debt is forecast to be $0.7 billion, an increase of $97.0 million from March 31, 2012 and a decrease of $70.2 million from the budgeted amount.  GBE specific public debt is forecast to be $4.9 billion, an increase of $967.1 million from March 31, 2012 and an increase of $149.6 million from the budgeted amount.

Taken together, Crown corporation public debt is currently forecast to be $5.5 billion, an increase of $1,064.1 million from March 31, 2012, and an increase of $79.4 million from the budgeted amount.  The increases are primarily due to higher borrowing requirements at SaskPower.

2012-13 1st Quarter Debt Overview
		As at March 31, 2013		Change from
	2011-12	Budget	1st Quarter	2011-12	Budget
Debt as at March 31	Actual	Estimate	Forecast	Actual	Estimate
	(millions of dollars)
GRF Government General Public Debt	3,807.6	3,810.2	3,807.6	-	(2.6)
GRF Crown Corporation Public Debt
Crown Corporation General	556.8	724.0	653.8	97.0	(70.2)
Government Business Enterprise Specific	3,905.3	4,722.8	4,872.4	967.1	149.6
GRF Crown Corporation Public Debt	4,462.1	5,446.8	5,526.2	1,064.1	79.4

GRF Public Debt	8,269.7	9,257.0	9,333.8	1,064.1	76.8
Guaranteed Debt	93.8	152.1	149.1	55.3	(3.0)

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2012-13 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Revenue
	Budget	1st Quarter	Change from
	Estimate	Forecast	Budget
	(thousands of dollars)

Corporation Income	817,200	898,300	81,100
Fuel	508,300	508,300	-
Individual Income	2,084,300	2,084,300	-
Provincial Sales	1,348,700	1,348,700	-
Tobacco	247,100	247,100	-
Other	309,400	324,500	15,100
Taxes	5,315,000	5,411,200	96,200

Crown Land Sales	220,000	127,800	(92,200)
Natural Gas	12,500	7,100	(5,400)
Oil	1,600,900	1,441,900	(159,000)
Potash	705,200	705,200	-
Resource Surcharge	485,900	485,900	-
Other	123,800	134,600	10,800
Non-Renewable Resources	3,148,300	2,902,500	(245,800)

Crown Investments Corporation of Saskatchewan	150,000	150,000	-
- Special Dividend	3,000	3,000	-
Saskatchewan Liquor and Gaming Authority	439,900	459,300	19,400
Other Enterprises and Funds	46,500	46,500	-
Transfers from Crown Entities	639,400	658,800	19,400

Fines, Forfeits and Penalties	16,200	16,200	-
Interest, Premium, Discount and Exchange	145,400	145,400	-
Motor Vehicle Fees	172,800	172,800	-
Other Licences and Permits	25,400	25,400	-
Sales, Services and Service Fees	124,600	124,600	-
Transfers from Other Governments	16,900	16,900	-
Other	100,000	100,000	-
Other Revenue	601,300	601,300	-
Own-Source Revenue	9,704,000	9,573,800	(130,200)

Canada Health Transfer	902,900	902,900	-
Canada Social Transfer	363,700	363,700	-
Other	320,300	337,300	17,000
Transfers from the Government of Canada	1,586,900	1,603,900	17,000
Revenue	11,290,900	11,177,700	(113,200)

  8    2012-13 1st Quarter Financial Report | GRF Update

2012-13 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Expense
	Budget	1st Quarter	Change from
	Estimate 1	Forecast 1	Budget
	(thousands of dollars)
Ministries and Agencies
Advanced Education	750,513	750,513	-
Agriculture	430,777	430,777	-
Central Services	35,564	35,564	-
Economy	230,405	230,405	-
Education	1,351,175	1,351,175	-
- Teachers' Pensions and Benefits	244,892	244,892	-
Enterprise Saskatchewan	33,063	33,063	-
Environment	178,282	178,282	-
Executive Council	16,631	16,631	-
Finance	68,419	68,419	-
- Public Service Pensions and Benefits	283,517	283,517	-
Finance Debt Servicing	400,000	400,000	-
Government Relations	478,283	498,283	20,000
Health	4,680,168	4,680,168	-
Highways and Infrastructure	425,910	425,910	-
Innovation Saskatchewan	6,769	6,769	-
Justice	515,050	515,050	-
Labour Relations and Workplace Safety	17,489	17,489	-
Parks, Culture and Sport	95,658	100,658	5,000
Public Service Commission	38,541	38,541	-
Saskatchewan Research Council	18,983	18,983	-
Social Services	852,725	852,725	-

Legislative Assembly and its Officers
Chief Electoral Officer	2,471	2,471	-
Children's Advocate	1,944	1,944	-
Conflict of Interest Commissioner	145	145	-
Information and Privacy Commissioner	1,065	1,065	-
Legislative Assembly	26,067	26,067	-
Ombudsman	3,075	3,075	-
Provincial Auditor	8,332	8,332	-

Expense Management	-	(55,000)	(55,000)

Expense	11,195,913	11,165,913	(30,000)
1 Budget and forecast expenses reflect organizational changes announced on May 25, 2012 that resulted in responsibility for certain functions being transferred between ministries. See Appendix A for more details.

2012-13 1st Quarter Financial Report | GRF Update    9

2012-13 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Debt
		2012-13	Change from
	2011-12	1st Quarter	2011-12
Debt as at March 31	Actual	Forecast	Actual
	(thousands of dollars)

Government General Public Debt	3,807,590	3,807,590	-

Crown Corporation General Debt
Information Services Corporation of Saskatchewan	9,935	9,935	-
Municipal Financing Corporation of Saskatchewan	14,842	22,746	7,904
Saskatchewan Housing Corporation	27,238	25,732	(1,506)
Saskatchewan Opportunities Corporation	35,729	35,318	(411)
Saskatchewan Power Corporation	96,547	95,382	(1,165)
Saskatchewan Telecommunications Holding Corporation	14,200	33,200	19,000
Saskatchewan Water Corporation	54,067	54,712	645
SaskEnergy Incorporated	304,209	376,749	72,540
Crown Corporation General Public Debt	556,767	653,774	97,007

Government Business Enterprise Specific Debt
Municipal Financing Corporation of Saskatchewan	120,807	132,421	11,614
Saskatchewan Gaming Corporation	6,000	6,000	-
Saskatchewan Liquor and Gaming Authority	-	146,430	146,430
Saskatchewan Power Corporation	2,646,587	3,369,155	722,568
Saskatchewan Telecommunications Holding Corporation	507,827	647,259	139,432
SaskEnergy Incorporated	624,171	571,188	(52,983)
Government Business Enterprise Specific Public Debt	3,905,392	4,872,453	967,061
Public Debt	8,269,749	9,333,817	1,064,068

Public Debt by Category
Government General Gross Debt	5,906,884	5,008,392	(898,492)
Government General Sinking Funds	(2,099,294)	(1,200,802)	898,492
Government General Public Debt	3,807,590	3,807,590	-

Crown Corporation Gross Debt	5,003,935	6,128,065	1,124,130
Crown Corporation Sinking Funds	(541,776)	(601,838)	(60,062)
Crown Corporation Public Debt	4,462,159	5,526,227	1,064,068
Public Debt	8,269,749	9,333,817	1,064,068

Guaranteed Debt	93,854	149,115	55,261

  10    2012-13 1st Quarter Financial Report | GRF Update

2012-13 1st Quarter Financial Report General Revenue Fund Update Appendix A: GRF Expense Restatement

On May 25, 2012, the government announced a major re-organization of cabinet and government ministries.

The re-organization resulted in a new structure to the Budget Estimates that were tabled with the March budget.

The following table and notes show the Approved Estimates, adjustments from the re-organization and restated Estimates

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2012-13 1st Quarter Financial Report
Province of Saskatchewan
General Revenue Fund
Statement of Expense - Government Reorganization
	Approved		Restated
	Estimates	Adjustments	Estimates
	(thousands of dollars)
Ministries and Agencies
Advanced Education 1	890,598	(140,085)	750,513
Agriculture	430,777	-	430,777
Central Services 8,9	14,542	21,022	35,564
Corrections, Public Safety and Policing 2,3	374,731	(374,731)	-
Economy 1,4,5,11,12	43,037	187,368	230,405
Education	1,351,175	-	1,351,175
- Teachers' Pensions and Benefits	244,892	-	244,892
Enterprise and Innovation Programs 12	27,347	(27,347)	-
Enterprise Saskatchewan	33,063	-	33,063
Environment 4	178,462	(180)	178,282
Executive Council 7	16,572	59	16,631
Finance	68,419	-	68,419
- Public Service Pensions and Benefits	283,517	-	283,517
Finance Debt Servicing	400,000	-	400,000
First Nations and Métis Relations 5,6	81,943	(81,943)	-
Government Relations 3,6,7	386,783	91,500	478,283
Health	4,680,168	-	4,680,168
Highways and Infrastructure	425,910	-	425,910
Information Technology Office 8	16,681	(16,681)	-
Innovation Saskatchewan	6,769	-	6,769
Justice 2	152,558	362,492	515,050
Labour Relations and Workplace Safety	17,489	-	17,489
Office of the Provincial Capital Commission 9,10	14,715	(14,715)	-
Parks, Culture and Sport 10,11	102,417	(6,759)	95,658
Public Service Commission	38,541	-	38,541
Saskatchewan Research Council	18,983	-	18,983
Social Services	852,725	-	852,725

Legislative Assembly and its Officers
Chief Electoral Officer	2,471	-	2,471
Children's Advocate	1,944	-	1,944
Conflict of Interest Commissioner	145	-	145
Information and Privacy Commissioner	1,065	-	1,065
Legislative Assembly	26,067	-	26,067
Ombudsman	3,075	-	3,075
Provincial Auditor	8,332	-	8,332

Expense	11,195,913	-	11,195,913

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GOVERNMENT REORGANIZATION

STATEMENT OF EXPENSE NOTES

1.	Responsibility for employment and immigration assigned to Economy.
2.	Responsibility for corrections and policing assigned to Justice.
3.	Responsibility for public safety assigned to Government Relations.
4.	Responsibility for business development assigned to Economy.
5.	Responsibility for First Nations and Métis economic development assigned to Economy.
6.	Responsibility for northern development and First Nations and Métis relations assigned to Government Relations.
7.	Responsibility for a position providing support for provincial secretary assigned to Executive Council.
8.	Responsibility for information technology assigned to Central Services.
9.	Responsibility for Saskatchewan Archives Board assigned to Central Services.
10.	Responsibility for capital commission operations assigned to Parks, Culture and Sport.
11.	Responsibility for tourism assigned to Economy.
12.	Responsibility for Enterprise and Innovation Programs assigned to Economy.

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